FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Tyler Resources Inc.

                        (Registrant)

Date March 28, 2005

“Barbara O’Neill”

                 Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

2nd Quarter Reports

January 31, 2005

#500, 926-5th Avenue S.W.

Calgary, Alberta

T2P 0N7

Phone: (403) 269-6753

Fax:  (403) 266-2606

www.tylerresources.com

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at January 31, 2005 nor the unaudited interim statements of operations and cash flows and unaudited interim schedule of mineral properties for the six month periods ended January 31, 2005 and January 31, 2004.

TYLER RESOURCES INC.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)			January 31	July 31
			2005	2004

ASSETS
Current
Cash and cash equivalents			$3,200,662	$2,344,456
Due from related parties			10,539	-
Accounts receivable			111,692	12,711
Prepaids			24,765	6,304
Marketable securities			-	2,410
			3,347,658	2,365,881

OTHER ASSETS Note 2			106,952	39,741
CAPITAL ASSETS Note 3			51,594	49,736
MINERAL PROPERTIES Schedule			6,524,696	5,683,983

			$10,030,900	$8,139,341

		LIABILITIES

CURRENT
Accounts payable and accrued liabilities			$229,167	$29,011
Related party payables and accrued liabilities			35,480	19,487
			264,647	48,498

		SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 4
Authorized:
i) an unlimited number of common voting shares
ii) an unlimited number of preferred shares
Issued:
77,174,689 common shares,(July 31,2004-68,431,439)			15,004,455	13,051,242
CONTRIBUTED SURPLUS Note 5			1,232,380	593,050
DEFICIT			(6,470,582)	(5,553,449)

			9,766,253	8,090,843

			$10,030,900	$8,139,341

Commitment Note 6

Approved on behalf of the Board

"Gregory Smith"	Director	"James Devonshire"		Director

See accompanying notes to the financial statements.

TYLER RESOURCES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

	Three months ended January 31,		Six months ended January 31,
	2005	2004	2005	2004
REVENUE
Interest and other	$8,814	$151	$19,292	$21,029

EXPENSES
General and administrative	91,403	56,340	172,075	79,163
Reporting to shareholders	5,070	10,982	12,301	10,983
Professional fees	6,667	8,259	21,922	14,226
Stock exchange and transfer
agent fees	14,242	13,740	16,757	15,390
Stock-based compensation Note 7	706,000	379,000	706,000	379,000
Amortization of capital assets	4,088	-	8,045	-
	827,470	468,321	937,100	498,762
LOSS BEFORE THE UNDERNOTED	(818,656)	(468,170)	(917,808)	(477,733)
Gain on sale of investments	3,750	3,550	675	1,810
NET LOSS	(814,906)	(464,620)	(917,133)	(475,923)

DEFICIT, beginning of period	(5,655,676)	(4,419,982)	(5,553,449)	(4,408,679)

DEFICIT, end of period	$(6,470,582)	$(4,884,602)	$(6,470,582)	$(4,884,602)

LOSS PER SHARE
Basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

WEIGHTED AVERAGE SHARES
OUTSTANDING
Basic and diluted	72,322,575	39,872,200	70,393,529	39,083,569

See accompanying notes to the financial statements

TYLER RESOURCES INC.
INTERIM STATEMENTS OF CASH FLOW
(Unaudited - prepared by management)

	Three months ended January 31,		Six months ended January 31,
	2005	2004	2005	2004
Increase (decrease) in cash and cash
equivalents:
OPERATING ACTIVITIES
Interest and other income received	$8,814	$13,333	$19,292	$21,029
Cash operating expenses	(94,973)	(147,527)	(236,460)	(149,262)
	(86,159)	(134,194)	(217,168)	(128,233)

INVESTING ACTIVITIES
Mineral property and equipment additions	(702,948)	(404,359)	(758,129)	(381,387)
Exploration advances	(45,879)	-	(64,962)	-
Capital asset expenditures	(1,747)	-	(9,903)	-
Arbitration settlement	-	546,247	-	546,247
	(750,574)	141,888	(832,994)	164,860

FINANCING ACTIVITIES
Private placement proceeds	-	146,500	-	146,500
Exercise of stock options	357,425	-	379,925	-
Exercise of warrants	1,503,618	95,000	1,506,618	95,000
Proceeds on disposal of investments	6,150	10,600	19,825	27,837
Demand notes payable	-	(77,065)	-	(67,065)
Notes payable interest paid	-	(6,067)	-	(6,067)
	1,867,193	168,968	1,906,368	196,205
INCREASE IN CASH
AND CASH EQUIVALENTS	1,030,460	176,662	856,206	232,832
CASH AND CASH EQUIVALENTS:
beginning of period	2,170,202	64,147	2,344,456	7,977
end of period	$3,200,662	$240,809	$3,200,662	$240,809

Supplementary information:
Interest and Taxes
The Company did not make cash interest payments during the periods ended January 31, 2005.
The amount of interest paid in the periods ended January 31, 2004 is disclosed above.
The Company did not expend cash on taxes during the above-noted periods ended January 31, 2005 and January 31, 2004.
Non-cash transactions
The following summarizes significant non-cash transactions:
During the three month period ended January 31, 2005, the Company received 100,000 Majescor Resources Inc. common shares and 50,000 stock purchase warrants as consideration for an option payment on the Carat property. The transaction was valued at $19,000 based on the trading price of Majescor's shares on the date of receipt. Further Majescor was obligated to pay $100,000, and this amount was accrued at
January 31, 2005. Full payment was received subsequent to period end.

During the three months ended January 31, 2004, the Company purchased an approximate 40% interest in the Bahuerachi, Mexico mineral property for consideration of 13,336,000 of the Company's common shares valued at $800,000 based on an independent property valuation.

Stock compensation incurred in the three month period ended January 31, 2005 of $706,000, (three months ended January 31, 2004 -
$379,000), was a non-cash transaction.

All changes to contributed surplus during the above-noted periods were non-cash transactions relating to granting and exercise of stock options for which stock option compensation was included in the statement of operations.

See accompanying notes to the financial statements.

TYLER RESOURCES INC.

INTERIM SCHEDULE OF MINERAL PROPERTIES

FOR THE SIX MONTHS ENDED JANUARY 31, 2005 AND JANUARY 31, 2004

(Unaudited - prepared by management)

		Saskatchewan	Northwest Territories		Mexico
	Total	Weedy Lake	Carat	Kelsey	Bahuerachi	Other
January 31, 2005
Exploration and development
expenditures:
Balance July 31, 2004	$3,668,899	$1,744,159	$134,443	$(28,171)	$1,811,106	$7,362
Geological consulting	95,727	-	-	-	95,727	-
Geochemical	30,084	-	-	-	30,084	-
Drilling	396,960	-	-	-	396,960	-
Camp costs	52,091	-	-	-	52,091	-
Taxes and property maintenance	22,184	-	-	-	22,184	-
Site preparation	172,197	-	-	-	172,197	-
Project field costs	130,290	-	-	-	130,290	-
Option payments	(119,000)	-	(119,000)	-	-	-
Balance January 31, 2005	4,449,432	1,744,159	15,443	(28,171)	2,710,639	7,362

Property acquisition costs:
Balance July 31, 2004	2,015,084	637,844	217,941	28,171	1,123,859	7,269
Costs incurred	60,180	-	-	-	60,180	-
Balance January 31, 2005	2,075,264	637,844	217,941	28,171	1,184,039	7,269
Total mineral properties
January 31, 2005	$6,524,696	$2,382,003	$233,384	$-	$3,894,678	$14,631

		Saskatchewan	Northwest Territories		Mexico	Nunavut
	Total	Weedy Lake	Carat	Kelsey	Bahuerachi	Keni	Other
January 31, 2004
Exploration and development
expenditures:
Balance July 31, 2003	$3,707,687	$1,743,802	$723,892	$(25,645)	$1,048,902	$203,593	$13,143
Geological consulting	19,564	-	1,813	-	14,998	2,753	-
Miscellaneous	4,296	-	-	-	-	-	4,296
Project field costs	5,603	-	-	-	5,603	-	-
Geophysical	44,671	-	-	-	44,671	-	-
Taxes and property maintenance	22,531	-	-	-	22,531	-	-
Legal expenditure - arbitration	28,459	-	28,459	-	-	-	-
Arbitration settlement	(546,247)	-	(546,247)	-	-	-	-
Balance January 31, 2004	3,286,564	1,743,802	207,917	(25,645)	1,136,705	206,346	17,439

Property acquisition costs:
Balance July 31, 2003	1,194,432	637,844	217,941	28,171	248,613	55,520	6,343
Costs incurred	875,573	-	-	-	875,246	-	327
Balance January 31, 2004	2,070,005	637,844	217,941	28,171	1,123,859	55,520	6,670
Total mineral properties
January 31, 2004	$5,356,569	$2,381,646	$425,858	$2,526	$2,260,564	$261,866	$24,109

See accompanying notes to the financial statements.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2005

The information included in this document should be read in conjunction with the unaudited interim financial statements for the six months ended January 31, 2005 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting principles.  The effective date of this MD&A is March 10, 2005.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

The Company is engaged exclusively in the business of acquisition, exploration and, if warranted, the development of natural resource properties. The Company has interests in exploration properties in Mexico, the Northwest Territories and Saskatchewan.  The Company is an “exploration company” as its properties have not yet reached commercial production and none of its properties are beyond the advanced exploration stage. At this time all work planned by the Company is directed at discovering mineralization and increasing understanding of the characteristics and economics of that mineralization.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed primarily by the issuance of common shares.  None of the Company’s properties are in production.  Consequently, the company’s net income is not a meaningful indicator of its performance or potential.

2)

Mineral Properties

Mexico

The principal exploration property in Mexico is Bahuerachi, located in the state of Chihuahua roughly 8 kilometers north of the town of La Reforma, Sinaloa.  The base and precious metals of interest on the property are copper, gold, zinc and silver.  The Bahuerachi property is subject to an option agreement with a Mexican national, (the “Optionor”). At January 31, 2005 the Company had an approximate 95% interest in the property, subject to verification by the Optionor.  The property interest is held through Recursos Tyler S.A. de C.V., (Recursos Tyler), a Mexican corporation that holds the mineral claims in trust for the Company.  The Optionor holds the remaining 5% interest in the property at January 31, 2005.  This 5% property interest is convertible into a 10% net profits interest.  The 5% property interest or the 10% net profits interest, as the case may be, can be purchased by the Company for $700,000 US.

A field program consisting of adit rehabilitation, mapping and sampling was undertaken in August, 2003.  The adit sample provided an excellent section at depth with the geology observed at depth correlating well with previously sampled areas at surface.  The sampling consisted of representative, continuous chip sampling over a total of 152 meters in a section perpendicular to the general orientation of the main mineralized porphyritic intrusion, associated with endoskarns and stockworked sediments.  Copper and zinc sulphide and oxide mineralization was observed throughout the section.  Assay results were announced in the news release dated September 29, 2003.  The underground sampling showed good grades of copper in the initial part of the sample section, with increasing grades of copper, silver and gold over the last 5 meters sampled.

In February, 2004, an airborne geophysical survey was completed.  Initial plotting and review indicated a good correlation between the airborne geophysical data and known geology, as well as with previously recognized mineralization at the project’s Main Zone. During April, 2004 the Company conducted reconnaissance work and hand trenching in areas to be drilled.  Assay results from this testing were published in the news release 04-09 released April 20, 2004.  Field mapping confirmed an extension of the Main Zone that had been indicated by the airborne geophysical data.

The Company commenced its Phase I drilling program in May, 2004 and concluded in June with the completion of 12 drill holes for a cumulative 1,084 meters of drilling.  Due to generally poor ground conditions, all drill holes were terminated before reaching their full planned target depths, often within mineralized zones.  Phase I drilling confirmed the extensive and continuous nature of high grade copper, gold, silver and locally zinc-bearing breccia and skarn bodies.  High-grade breccia/skarn zones have been traced at surface over a strike length exceeding 1,200 meters, and have been traced by drilling over a strike length of 500 meters, to depths of up to 100 meters.  The average width of this unit in drilling to date is approximately 24 meters and the weighted average grade of drill sections is 2.29% copper, 0.12 g/t gold, 15.9 g/t silver and 0.40% zinc.  The breccia unit remains open along strike and at depth. Encouraging grades within stockworked veined main mineralized porphyry in the northern part of the area tested during Phase I include 3.05 meters grading 0.73% copper and 3.05 meters grading 0.18% copper and 0.35 g/t gold at the end of drill hole #11.  Combined with surface chip samples in variably leached intrusion grading 0.51% copper over 24 meters and 36 meters grading 0.40% copper, this provides an excellent porphyry copper target to be tested during Phase II.   The detailed results of drill holes one through twelve can be found in four news releases:  04-11, 04-12, 04-13, and 04-14 which were published in May through July, 2004.

The Company’s private placement in March, 2004 was used to finance the May/June 2004 drill program and will finance the 2004/2005 Phase II drill program, initially budgeted in the range of $1.2 million to $1.5 million.  The budget was increased by approximately $1 million and subsequently another $400,000, with the receipt of additional working capital from the exercise of warrants and options and the promising results.  After accounting for Phase II expenditures to January 31, 2005, remaining budgeted costs in the period February 1, 2005 to April 30, 2005 approximate $2 million.   The Phase II Program will continue to test the strike width, and depth potential at Bahuerachi, and aims to clearly demonstrate the bulk tonnage potential of the system.  There are currently two drill rigs on the property; a reverse circulation drill and a core drill.  The Phase II program is budgeted to cover approximately 3,500 meters of core drilling and 7,300 meters of reverse circulation drilling during the months of January through April, 2005.   Drill results are being released in batches as drilling progresses.  Samples are shipped to ALS Chemex in Hermosillo with final assay work conducted by ALS Chemex labs in Vancouver.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2005

3)

Mineral properties – Mexico (continued)

As discussed in news release 04-19 dated December 14, 2004, drill hole #13 was completed to a depth of 77 meters where it was stopped before its planned depth due to deteriorating ground conditions.  Drill hole #14 was completed to its planned target depth.  The results from these two holes included a skarn/breccia section grading 1.2% copper, 0.35% zinc, 0.13 g/t gold and 13 g/t silver over 18 meters within a larger interval grading 0.42% copper and 0.16% zinc over 105 meters.   Management felt that these results confirmed the continuity both geologically, and in terms of grades at depth within the three main mineralized units identified on the project to December 14, 2004.  In addition to solid copper and molybdenum grades, the addition of potential credits in the form of silver, lead and zinc mineralization in the porphyry was unexpected and considered a positive development.  More detailed results and discussion are available in news release 04-19 available at our website www.tylerresources.com.

The first reverse circulation drill results for hole # 04-RC-1 included 30.4 meters grading an average of 0.28 % and a further 15.2 meters grading an average of 0.25% copper and 0.13% zinc with the hole ending in mineralization.  These results were believed to significantly understate the true grades of mineralization within the intersected mineralized units as the hole was a twin of core hole #13 for which results were significantly better.  Some of the variability was caused by generally difficult drilling and poor ground conditions.  Management determined that further twinning would be conducted to determine the range of variability.

Core drill hole #15 returned an intersection of 143 meters with an average grade of 0.71% copper from 16 to 159 meters.  This was followed by 5.6 meters grading 2.15% copper, 0.24 g/t gold, 31 g/t silver and 0.62% zinc from 160.7 meters to 166.3 meters where the hole ended in mineralization. The Company implemented changes to the Reverse Circulation drilling program with the objective of bringing the accuracy of reverse circulation drilling to within 10% to 20% of core drilling and to establish a good control over geostatistical assay result variability with further twinning of core holes.   The Reverse Circulation Drill was used to twin core drill hole #15 as a second variability test.  The RC rig will be used to do first pass prospecting drilling on targets which are outside of the Main Zone porphyry and require further investigation.  Refer to news release 05-02 for further details.

Assay results for Reverse Circulation drill holes 2 through 5 were published in news release 05-03 on January 25, 2005.  Drill hole 04-RC-2 returned an average grade of 1.3% copper, 1.07% zinc and 27 g/t silver over 112.78 meters, including 48.78 meters grading 1.81% copper, 0.14 g/t gold, 22 g/t silver and 2.03% zinc in the main mineralized skarn breccia and associated QFP hosted endoskarn complex.  Hole RC-2 ended in mineralization.  The Company believes that there remains a possibility that results from RC 2 to 5 may still understate the true grade of the intervals drilled due to loss of fines during the sample recovery process.  However, results from these holes are within the range of values expected for the areas drilled as well as the geological environment and continue to indicate clear bulk mining potential.

News release 05-05 dated February 14, 2005, summarizes results from Reverse Circulation drill holes.  Reverse Circulation drill hole 05-RC-8 to 11 were drilled to do a first pass testing of the Los Alisos epithermal system located approximately 1.2 kilometers west of the area of the Main Zone drilling to date on the property.  All holes intersected strong quartz vein and veinlet stockwork zone alteration. Holes RC 8 and 9 intersected high-grade mineralization related to quartz vein emplacement in a coarse grained, altered porphyritic rock.  Holes RC 10 and 11 intersected weakly mineralized zones.  RC 7 was not completed to depth due to groundwater conditions and the test remains inconclusive.  RC 6 was a Reverse Circulation drill hole designed to twin core drill hole #15 in order to test the new sampling cyclone used to minimize fines loss.  Initial review of the results shows that Reverse Circulation drilling can show a significant downward bias in grades compared to core assay results for comparable intervals.    Further adjustments have been made to the Reverse Circulation portion of the drilling program and incorporated into an additional twin test.  The new samples will be assayed for verification that sample recovery has further improved and can be considered statistically reliable.

Core drill results were published in news release 05-06 on February 24, 2005.  The bottom portion of drill hole #16 was completed from 152 meters to its target depth of 217 meters.  Drill hole #17 ended in sheared quartz/feldspar/porphyry grading 0.28% copper and 0.017% molybdenum at a depth of 215.9 meters.   Significant intervals from the drill cores ranged from grades of 0.35% copper to 0.80% copper, 0.03 to 0.07 g/t gold, 2 to 13.7 g/t silver and 0.14% to 0.31% zinc.

Canada

a)

Northwest Territories

During the year ended July 31, 2004 the Company granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% and 33% interests, subject to a net profits interest retained by the Company of approximately 8%, in the Carat and Kelsey diamond exploration joint ventures respectively. These two properties were the Company’s only interests in the Northwest Territories, and their staged disposition will allow the Company to concentrate on its Mexican property – Bahuerachi.

In order to purchase the interests, Majescor will be required to pay the Company $300,000 in cash, (received $150,000), and issue 300,000 common shares, (received 200,000), and 200,000 warrants, (received 100,000; 50,000 with an exercise price of $0.40 per share expiring March 5, 2007 and 50,000 with an exercise price of $0.45 per share expiring January 22, 2008).  The final option payment is due January 23, 2006 and is comprised of 100,000 Majescor common shares, 100,000 common share purchase warrants exercisable at $0.55 per share to January 22, 2008 and a cash payment of $150,000.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2005

Saskatchewan-Weedy Lake

The Weedy Lake property is located approximately 156 kilometers northeast of La Ronge, Saskatchewan.   During the year ended July 31, 2002 the Company entered into an option agreement with Golden Band Resources Inc., (Golden Band), whereby Golden Band can earn 50% of the Company’s interest in the property, (25.05% of the total property interest).  In order to earn the aforementioned interest, Golden Band was required to incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over four years.  On March 4, 2004, the Company notified Golden Band that it was in default of the option agreement, having failed to deliver in a timely manner a report detailing expenditures incurred and details of the exploration program and results.  The Company has agreed that Golden Band will undertake a scoping study which will serve as the basis for negotiations on the acquisition of Tyler’s remaining equity in the Golden Heart deposit by Golden Band and that, in the meantime, the Company will temporarily suspend the non-compliance provisions of the Weedy Lake option agreement.  While Management believes that the carrying value of the property will be realized in the sale and is optimistic that the sale can be arranged, they can provide no assurances that a sale will be concluded at this time.

4)

 Operating Results

The net loss for the six months ended January 31, 2005 of $917,000 represents a $441,000 increase over the prior period’s loss.  Overhead recoveries ceased to be an income source for the Company in the current period, as they pertained to fees received by the Company for acting as operator for the joint venture with CDG Investments Inc., (CDG).   The joint venture ceased when the Company bought CDG’s share of the Bahuerachi mineral property during fiscal 2004.  This resulted in a decrease in revenues of $9,000.  This was offset by an increase in interest income of $7,000 attributable to higher cash balances. Further, expenses increased $460,000 from the comparative period.

 “General and administrative” expenses have increased approximately $93,000 from the comparative period.  Administrative consulting fees increased approximately $35,000 from the comparative period; insurance increased $2,000, occupancy costs $7,000, office and secretarial costs $28,000, website and networking costs $6,000, travel and promotion $11,000 and investor publications $2,000. Directors’ and officers’ liability insurance costs aggregated $7,000 during fiscal 2005 and nil in the comparative period when there was no policy in place.

With funds received from private placements, and renewed exploration on the Company’s Mexico property, the Company made a focused effort to increase shareholder value through increased exposure to the investment community. The significant increase in consulting expenses related to the time committed to boosting the Company’s profile in the investment community, including attendance at, and preparation for, numerous presentations, responding to investor phone calls and inquiries, attendance at industry conventions and making web site changes.  More rigorous regulatory requirements are placing an added financial burden on the Company, particularly now that the Company must meet certain US filing requirements.  This is reflected in increased consulting costs and increased office and secretarial costs. In addition various other administrative issues have become more demanding with the increased activity in the Company. The private placement and the large number of warrants and options exercised in the period resulted in greater office and secretarial costs during the current period. The increased exploration has also resulted in greater administrative requirements and hence increased costs. The increase in travel and promotion expenses and investor publication costs relates to the increased emphasis on investor relations that is addressed above.

Occupancy costs increased as a result of the Company’s sublease being adjusted effective July 1, 2004 to reflect the Company’s greater utilization of shared office space.  The increase in website and networking costs is associated with the cost of redesigning and maintaining the Company website during the current period.  Comparative costs were unusually low due to the relative inactivity of the Company in the comparative period that coincided with its limited working capital.

Professional fees increased $8,000.  The Company incurred approximately $10,000 in professional fees associated with the preparation of a Regulatory Filing Document, (the 20F), for the United States.  The Company did not become a US filer until late in fiscal 2004.  Reporting to shareholder costs increased   marginally from the comparative six month period, however the timing of these costs differed resulting in the current three month period costs being $6,000 less than the comparative three month period costs.  The fiscal 2004 audit was completed earlier than in the preceding year; hence the Company had already begun to incur shareholder reporting costs in the first quarter of fiscal 2005, $nil in the first quarter of fiscal 2004.

The Company acquired capital assets late in fiscal 2004 and during the current period ended January 31, 2005. Therefore there is a provision for amortization of capital assets during the current period and not during the comparative period.

Stock-based compensation relates to the granting of stock options in each period and is valued using the Black Scholes option pricing model described in the notes to the financial statements. The higher amount in the current period is primarily due to the increasing stock price of the Company.

5)

Liquidity and Capital Resources

At January 31, 2005, the Company had positive working capital of $3,083,000.  Cash was provided by the exercise of warrants and options during the current period for aggregate proceeds of $1,887,000 and the sale of investments for proceeds of approximately $20,000.  The largest use of cash during the period ended January 31, 2005 related to mineral property expenditures, exploration advances and capital asset expenditures aggregating $833,000.

During the prior period the Company received $546,000 for the recovery of mineral property expenditures, $242,000 through a private placement and the exercise of warrants and $28,000 from proceeds on the disposal of investments.  During the prior period the Company expended $381,000 on mineral properties and $73.000 on the repayment of notes payable and accrued interest.  The cash operating expenditures during the period ended January 31, 2005 were significant at $217,000.  The increase over the comparative amount was largely due to the increase in operating expenses discussed above.

Subsequent to period-end and to March 10, 2005, the Company issued 325,000 common shares for proceeds of $45,000 pursuant to the exercise of employee stock options, 11,500 shares and 5,750 warrants for proceeds of $2,875 pursuant to the exercise of Agents’ Options, and 654,000 shares for proceeds of $228,900 pursuant to the exercise of warrants.

Significant changes in working capital amounts were as follows:

Accounts receivable increased approximately $100,000.  A cash option payment on the Northwest Territories properties of $100,000 was due by January 31, 2005 but was not received until subsequent to period end.

Amounts due from related parties at January 31, 2005 relate primarily to cash advances for travel and miscellaneous expenditures regarding the Bahuerachi, Mexico property.

Prepaids increased approximately $18,000 from July 31, 2004 due primarily to amounts relating to Directors’ and Officers’ Liability Insurance given that the policy commenced in September, 2004 and no such insurance was maintained in the comparative period.

Payables and accrued liabilities, (combined related and non-related), increased by approximately $217,000. This large increase is attributable to the significant drilling and exploration activity on the Bahuerachi, Mexico mineral property at period-end. There was no significant activity at the comparative period end.

6)

Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at July 31,	2004	2003	2002
Financial Results
Interest and other income	$ 34,684	$ 10,602	$ 20,934
Net Loss	$ (1,144,770)	$ (133,904)	$(1,582,112)
Basic and diluted loss per share	$ (0.02)	$ (0.00)	$ (0.05)
Financial Position
Working capital	$ 2,317,383	$ (266,793)	$ 29,324
Total assets	$ 8,139,341	$ 4,960,470	$ 4,737,461
Share Capital	$ 13,051,242	$ 9,050,246	$ 8,946,496
Contributed Surplus	$ 593,050	$ -	$ -
Deficit	$ (5,553,449)	$ (4,408,679)	$ (4,274,775)

Earnings can vary significantly depending on the amount and timing of the write-off of mineral properties.  Mineral property write-offs net of applicable deferred tax recoveries, where applicable, and proceeds received on mineral properties in excess of their carrying cost aggregated $262,000 in fiscal 2004, ($46,000 – 2003, $1,389,000 - 2002).  The Company commenced to account for stock option expense as compensation cost in the statement of earnings effective August 1, 2002.  The stock option expense in the year ended July 31, 2004 of $596,000, ($Nil for 2003 and 2002), contributed greatly to the loss for that year.   The remaining variations can be primarily attributed to fluctuations in general and administrative costs that increase as exploration activity increases such as in fiscal 2004.  The Company had limited cash resources in 2003, hence less exploration and reduced general and administrative support costs.

7)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Jan 31 2005 Q2 2005	Oct 31 2004 Q1 2005	July 31,04 Q4 2004	April 30,04 Q3 2004	Jan 31 2004 Q2 2004	Oct 31 2003 Q1 2004	July 312003 Q4 2003	April 30 2003 Q3 2003
Interest & Other	$ 8,814	$10,478	$ 9,671	$ 3,984	$ 151	$ 20,878	$ -	$ 496
Net loss before mineral property write-offs and property proceeds and stock option compensation	$(108,906)	$(102,227)	$(83,334)	$(106,554)	$(85,620)	$(11,303)	$(22,762)	$(14,701)
Stock option compensation expense	(706,000)	-	(217,000)	-	(379,000)	-	-	-
Mineral property (write-offs) proceeds in excess of carrying cost	-	-	(261,959)	-	-	-	$(45,818)	$ 37,000
Net Earnings (Loss)	$(814,906)	$(102,227)	(562,293)	$(106,554)	$(464,620)	$(11,303)	$(68,580)	$22,299
Basic and diluted loss per share	$ (0.01)	$ 0.00	$ (0.01)	$ 0.00	$ (0.01)	$ 0.00	$ 0.00	$ 0.00

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2005

6)    Selected Quarterly Information (continued)

Interest revenue varies with the amount of invested cash and interest rates.  During the quarter ended October 31, 2003 the Company received approximately $12,000 of interest pursuant to an arbitration award in their favour. Further, included in “interest and other” in the quarter ended October 31, 2003 is approximately $9,000 of overhead fees received regarding a mineral property joint venture for which Tyler acted as operator.  Tyler ceased to be operator on joint venture projects during the quarter ended January 31, 2004 and no longer earned overhead fees thereafter.  The most significant influence on net income/loss is the amount of mineral property write-offs or proceeds on mineral properties in excess of carrying costs and the recognition of stock option compensation expense.  During the three quarters ended October 31,

2003, losses before these items were limited as the Company sharply cut back its expenses given limited cash during the period.  The quarter ended April 30, 2004 had an unusually higher loss due to a sharp increase in consulting costs and promotional costs associated with marketing the Company to achieve equity financing.  The higher Q1 and Q2. 2005 losses were primarily due to increased expenses associated with the increase in exploration and the efforts to boost the Company’s profile in the investment community.  Further, expenses increased as a result of new regulatory requirements including fees associated with US filings.  Finally, the administration associated with the private placement and warrant conversions contributed to increased expenses and losses.

8)

 Non-Arm’s Length Transactions

The following non-arm’s length transactions occurred during the six months ended January 31, 2005, (rounded to the nearest $1,000):

i)   paid or accrued $10,000 to a corporation related by virtue of certain common officers and directors for rent of shared office space and $8,000 for lease operating costs.

ii)  paid or accrued $110,000 for consulting fees charged by officers’ companies and directors on a per diem basis for geological and administrative services provided.  (Geological fees directly related to specific mineral properties have been capitalized to those properties.)

iii)  paid or accrued to a corporation related by virtue of certain common officers and directors $24,000  for allocated office and secretarial expenses

The purpose of paying related companies for rent and office expenses is to realize certain economies experienced by sharing office and administrative services.

9)

 Mineral Property and Exploration Expenditures

See the detailed schedule of expenditures that forms part of the unaudited interim financial statements.

10)

Professional Fees

Professional fees for the six months ended January 31, 2005 and January 31, 2004 were comprised of the following:

	Six months ended January 31, 2005	Six months ended January 31, 2004
Audit and accounting fees	$ 7,350	$ 6,300
US filing legal and accounting	10,387	-
Legal	4,185	7,926
Total	$ 21,922	$ 14,226

11)

General and Administrative Expenses

                         The following are the significant expenditures included in this financial statement category in the Statement of Operations for the six months ended January 31, 2005 and January 31, 2004:

Six months ended	January 31, 2005	January 31, 2004
Administrative consulting fees	$ 76,072	$ 40,612
Insurance	4,299	1,620
Directors and officers insurance	7,167	-
Occupancy costs	17,533	10,767
Office and secretarial	41,254	13,381
Website and networking	6,873	662
Travel and promotion	14,134	3,222
Investor publications and presentations	4,743	2,832
Interest on notes payable	-	6,067
Total General and Administrative Expense	$172,075	$ 79,163

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2005

12)

 Share Capital

a)

Authorized and Issued

                                  Authorized:  Unlimited number of common voting shares

                                  Unlimited number of preferred shares

                                   Issued:  77,174,689 common shares

                                Changes to issued share capital during the six months ended January 31, 2005 were as follows:

	Number of shares	Amount
Balance July 31, 2004	68,431,439	$13,051,242
Issued pursuant to exercise of employee and consultants’ stock options	1,912,500	257,920
Issued pursuant to exercise of Agents’ options	754,700	188,675
Issued pursuant to exercise of Warrants	6,076,050	1,506,618
	77,174,689	$15,004,455

b)

Stock Options

                           Employee and Consultants’ Options

                           During the six months ended January 31, 2005, the following employee and consultants’ stock option transactions occurred:

	Number of options	Average Price
Balance July 31, 2004	6,322,500	$0.18
Granted	1,300,000	$0.65
Exercised	(1,912,500)	$0.10
Balance January 31, 2005	5,710,000	$0.32

The following summarizes employee and consultants’ stock options outstanding at January 31, 2005:

Expiry Date	Number of shares	Exercise price
January 23, 2006	275,000	$0.10
January 29, 2007	75,000	$0.12
July 22, 2007	1,500,000	$0.35
December 15, 2008	1,060,000	$0.10
January 29, 2009	1,500,000	$0.20
December 16, 2009	1,300,000	$0.65
	5,710,000

             Agents’ Options

             Pursuant to the brokered private placement during March, 2004, the Company granted options to the agents, (Agents’ Options), allowing them to purchase 1,040,240 Units at $0.25 per unit until September 16, 2005.  Each unit is comprised of one common share and ½ of a share purchase warrant.  Each whole purchase warrant may be exercised at $0.35 per share until September 16, 2005 to acquire one common share.   During the six months ended January 31, 2005, Agents exercised options to acquire 754,700 common shares and 377,350  warrants.  As at January 31, 2005, 285,540 Agents’ Options remain outstanding.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2005

c)

Warrants

                           Warrants to purchase 2,500,000 common shares at $0.10 per share to December 23, 2004 were issued pursuant to the December 23, 2003 private placement.  Warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were  issued pursuant to the March, 2004 private placement. Pursuant to the March, 2004 private placement, Agents were granted options as outlined above that will allow the purchase of units comprised of common shares and warrants. These warrants may be exercised at $0.35 per share until September 16, 2005. The following summarizes the balances as at January 31, 2005 and changes in each of these warrants during the six months ended January 31, 2005:

Expiry Date	Number of shares	Exercise price	Expiry Date
2003 Private Placement Warrants
Balance July 31, 2004	2,480,000	$0.10	Dec.23,2004
Exercised	(2,480,000)
Balance January 31, 2005	-
2004 Private Placement Warrants			Sept.16,2005
Balance July 31, 2004	6,501,500	$0.35
Exercised	(3,512,230)
Balance January 31, 2005	2,989,270
2004 Private Placement Agents’ Warrants			Sept.16,2005
Balance July 31, 2004	-	$0.35
Issued pursuant to Agents’ Option exercise	377,350
Exercised	(83,820)
Balance January 31, 2005	293,530
TOTAL WARRANTS OUTSTANDING JANUARY 31, 2005	3,282,800

d)  Escrow Shares

                    There are no escrow shares

13)

Officers and Directors

G.A.James Devonshire	Director, Chairman and CEO
Jean Pierre Jutras	Director, COO and President
Gregory Smith	Director
Lesley Hayes	Director
Shane Ebert	Director
Barbara O’Neill	Corporate Secretary

14)

Contractual Obligations

Pursuant to the option agreement regarding the Bahuerachi, Mexico mineral property, the Company is required to pay the optionee  $50,000 US annually in November of each year until the property commences commercial production.

The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $19,440 in each of fiscal 2005 and 2006 and $8,160 in fiscal 2007.   The Company is also required to pay its share of annual associated lease operating costs which aggregated $9,600 during fiscal 2004.

15)

Financings, principal purposes and milestones

During December, 2003, the Company closed a private placement of 2,500,000 units at $0.06 per unit for gross proceeds of $150,000, (net after issue costs $146,500).  The proceeds were used to finance an airborne geophysical survey covering the Bahuerachi porphyry copper-gold project in Mexico and for working capital purposes.  Funds expended on the geophysical to July 31, 2004 aggregated $86,000.  The remainder of the financing was used for working capital.

In March 2004, the Company closed a brokered private placement of 13,003,000 units at $.25 per unit for gross proceeds of $3,250,750, (net $2,921,796).  The proceeds were earmarked to finance the Company’s two-phase drilling and exploration programs on Bahuerachi and working capital.  Approximately $700,000 was expended on exploration on Bahuerachi during the period between the financing and July 31, 2004. During the six months ended January 31, 2005 a further $899,000 was expended on the Bahuerachi property.  As a consequence of the exercise of warrants associated with the private placement, the Company has increased its $1.2 million to $1.5 million budget for the Phase II drilling program to approximately $2.9 million.  Approximately $2 million of costs are budgeted to be incurred subsequent to January 31, 2005.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2005

16)

Exploration Expenditures

Refer to the Interim Schedule of Mineral Properties included in the financial statements.

17)

Investor Relations

During the periods ended January 31, 2005 and January 31, 2004 the Company paid $Nil to an investor relations individual or firm.  All investor relations activities, which included answering investor inquiries and providing information to brokers and potential investors, was undertaken by Company officers during the periods.

18)

Risks

The success of the Company’s business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and foreign currency fluctuations.  As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise additional capital.  The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

19)

Outlook

The Company’s primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine.  As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright.  The Company considers its most promising property at this time to be its Bahuerachi, Mexico property.  The Phase I and II drilling programs have delivered promising results to date and the Company is continuing to undertake the Phase II drilling program.  With the completion of the $3 million private placement during March, 2004, and subsequent warrant and option exercises that contributed approximately $2.2 million to the treasury to March 10, 2005, the Company considers itself to be well-positioned financially to pursue additional exploration.

20)

Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets.  Mineral properties consist of exploration and mining concessions.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments.  The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other than temporary decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation.  The Company uses the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the year.

21)

New Accounting Policies

Asset Retirement Obligations

During the three months ended December 31, 2004 the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to accounting for asset retirement obligations.  This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis.  The Company adopted the new standard on a retroactive basis in accordance with the CICA recommendations on Accounting Changes.  Under the new standard, a liability for the fair value of environmental and site restoration obligations are recorded when the obligations are incurred and the fair value can be reasonably estimated.  The obligations are normally incurred at the time the related assets are brought into production.    The Company’s activities have been focused on exploration directed toward the discovery of mineral resources and consequently no assets have been brought into production to date. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating.  The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs.  The amounts included in capitalized costs are depleted using the unit-of-production method.  The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time.  The accretion expense is recorded as an operating expense.

22)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

23)

Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com and at their website www.tylerresources.com.